

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

January 26, 2018

Usama Ashraf
Chief Financial and Accounting Officer
Prosper Marketplace, Inc.
Prosper Funding LLC
221 Main Street, 3rd Floor
San Francisco, CA 94105

> **Re: Prosper Marketplace, Inc.**
> **Prosper Funding LLC**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 20, 2017**
> **File No. 333-204880**
> **File No. 333-204880-01**

Dear Mr. Ashraf:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Marc Thomas

Marc Thomas
Review Accountant
Office of Financial Services